                              ISOMET CORPORATION



                              2000 ANNUAL REPORT

Isomet, founded in 1956, is headquartered in Springfield, Virginia with an operating subsidiary in the United Kingdom. The Company designs and manufactures acousto-optic laser control materials, components and electronics for image processing systems and laser-based inspection systems. The Company also grows and processes birefringent materials for application in the telecommunications industry.


                              FINANCIAL HIGHLIGHTS

                                   2000         1999        % of Change
                                   ------------------------------------
Revenue                            $ 9,216,000  $7,017,000      +31

Net Income Before Loss
   Provision From A Contract
   Termination (Net of Income
   Taxes)                          $ 1,560,000  $1,067,000      +46

Net Income After Loss Provision    $   602,000  $1,067,000      -44

Number of Shares of Common
   Stock and Common Stock
   Equivalents Outstanding           2,069,000   1,944,000       +6

Diluted Net Income Per Share
   Before Loss Provision From
   A Contract Termination          $       .75  $      .55      +36

Diluted Net Income Per Share
   After Loss Provision            $       .29  $      .55      -47

Inventory December 31              $ 3,867,000  $4,261,000       -9

Working Capital                    $ 7,274,000  $7,153,000       +2

Current Ratio                           7.65:1      6.70:1        -

Number of Employees                         67          51      +31

Revenue Per Employee               $   137,600  $  137,600        -

New Orders                         $12,937,000  $7,159,000      +81

Unfilled Orders at 12/31           $ 7,079,000  $3,577,000      +98

To Shareholders and Employees:

FY 2000 was a year of much accomplishment for Isomet with revenue increasing 31% to $9.2 million from $7.0 million in FY 1999. Without an estimated provision for a net loss of $958,000 from the termination of the contract for laser plotters, we earned $1,560,000 or $.75 per share. After the loss provision our net earnings were $602,000 or $.29 per share. We learned of the contract termination in late January, 2001 and initially estimated the loss provision at $1.9 million. Subsequent analysis and estimated tax credits reduced the provision to $958,000 or $.46 per share. A final determination of this loss, if any, is expected to be completed by December 31, 2001. In FY 2000 we received new orders totaling $12.9 million with year-end backlog at $7.1 million.

With the probable conclusion of the laser plotter program, the manufacturing space and personnel resources that have been devoted to producing this equipment will be utilized in our acousto-optic and birefringent materials product areas for customers in laser and telecom related markets.

ACOUSTO-OPTICS
Our acousto-optic business is experiencing some softness, primarily due to the down-turn in capital expenditures by the semiconductor industry. Our products go into wafer inspection systems used by this industry. Over time we expect this cyclical demand to improve. More importantly, we expect new production quantity customers with applications in:

          Graphic Arts         Computer To Plate
          Engraving            Laser-Based System
          Medical              Film Recording
          Currency             Security Marking
          Laser Displays       Projection Systems

We have been developing the production ability to meet the demand for a 350 MHz modulator and driver. Toward this end and to increase our R & D, we are installing a new high vacuum bonding system. This will strengthen our technology.

FIBEROPTICS
Approximately two years ago we got our initial start in the fiberoptics field. Since then we have accomplished the following:

1. Over the past six months we achieved our first two production quantity customers for a product used in DWDM applications. Deliveries are subject to fluctuation due to industry conditions and changing customer requirements.

2.   Expanded the number of customers buying special and prototype material.

3.   Increased our ability to process a broader range of birefringent materials.

4. Initiated the growth of LiNB03 and broadened the sourcing of other materials used in fiberoptics.

5. Installed and committed for new production and test equipment totaling approximately $1.1 million.

6.   Leased approximately 25% more space.

7. Stepped-up our R & D efforts, which should lead to new products and capabilities.

8. Expanded our marketing efforts, which include exhibiting at five trade shows, a new fiberoptics brochure and extensive customer field work.

FINANCIAL
By utilizing lease financing for our capital equipment, we have been able to maintain a healthy cash position. When combined with a positive cash flow, we expect to comfortably finance our expected growth.

FUTURE
In the near term we will experience a decline in revenues as a result of the cessation of the laser plotter systems line and lower deliveries of optics products, including a slow down in deliveries to our first fiberoptic production quantity customer. In a very short period of time, a number of fiberoptic companies have become quite cautious and have been reducing order levels across a wide front. In addition, we have increased costs related to the fiberoptics expansion. They include increases in depreciation, lease costs, salaries and marketing expenses. Investors should view Isomet as a participant in the emerging field of fiberoptics and its use of birefringent materials. It is a fertile field that offers opportunities as well as uncertainties.

We are now a pure optics company. In time we expect to resume our growth; the potential for our products and capabilities is large. We are now in a position to capitalize on the growing list of opportunities.

Being part of Isomet is like being on an airline flight - "Fasten Your
Seatbelts".


                                                       Henry Zenzie
                                                       President

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, those risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Furthermore, the Company does not intend (and is not obligated) to update publicly any forward-looking statement.

                     Management's Discussion and Analysis
                     ------------------------------------


Revenue

     Consolidated net revenue in 2000 totaled $9,216,000, an increase of $2,199,000 from $7,017,000 in 1999. The following table reflects the sales and total revenue comparisons for both years by product line and operating entity:

                                                2000
Components           2000        1999     Increase/(Decrease)
-------------------------------------------------------------

Isomet US (1)     $4,314,000  $2,379,000          $1,935,000
Isomet UK          1,365,000     910,000             455,000
                  -------------------------------------------

Total:            $5,679,000  $3,289,000          $2,390,000

Systems
-------

Isomet US (1)     $3,345,000  $3,531,000          $ (186,000)
Isomet UK             34,000      83,000             (49,000)
                  -------------------------------------------
Total:            $3,379,000  $3,614,000          $ (235,000)

Total Sales:      $9,058,000  $6,903,000          $2,155,000

Other Income         158,000     114,000              44,000
                  -------------------------------------------

Total Revenue:    $9,216,000  $7,017,000          $2,199,000

(1)  - Includes sales to foreign countries other than in Europe.


     As shown above, the net sales increase in 2000 of $2,155,000 is composed of a decrease in systems sales of $235,000 and an increase in components of $2,390,000. This improvement in components sales was due to greater demands in Europe and the U.S. for acousto-optic devices, plus significant sales of processed birefringent materials to the telecommunications industry.

Costs and Expenses

Consolidated net earnings in 2000 of $602,000 or $.29 per share (diluted) compares to net income in 1999 of $1,067,000 or $.55 per share. Before a loss provision of $(958,000) or $(.46) per share due to a contract termination, the Company's net income in 2000 was $1,560,000 or $.75 per share. This loss provision represents the Company's best estimate at this time. A final determination of the amount of the loss, if any, is expected to be completed by December 31, 2001.

The cost of sales percentage in 2000 increased to 58.7% from 57.1% in 1999. Despite this increase, due to the significantly higher sales level in 2000, gross profit rose to $3,743,000 from $2,960,000, an increase of $783,000.

Selling and G & A expenses in 2000 increased by $169,000. This higher level of cost was due, primarily, to expanded sales and marketing activities, legal costs for patent related work and general increases in payroll and fringe benefits categories. As a percentage of revenue, these expenses decreased to 16.3% from 18.9% in 1999.

Interest Expense decreased in 2000 to $35,000 from $53,000 in 1999 as the Company continued to reduce its net borrowing level.

Expensed product development and improvement costs of $214,000 in 2000 compares to $141,000 in 1999. The 2000 effort was directed, primarily, to new acousto-optic device designs and expansion of growth and process control techniques for birefringent materials.

For the two years ended December 31, 2000, the Company's revenue and cost of sales were not significantly impacted by the effects of inflation. In addition, the Company's sales and costs have not been materially affected by changing prices due to inflation.


Foreign Exchange Risks

In 2000, $2,107,000 of the $9,058,000 Company total sales were to customers in foreign countries, primarily Japan and Europe. From the United States, all sales to foreign customers are invoiced in US dollars. The Company's operating subsidiary in the United Kingdom imports products from the Parent Company and resells to customers in various European countries; the majority of these sales are in US dollars. As a result, the Company's foreign currency risks are limited to pound sterling - US dollar relationship, which has been relatively stable over time. Consequently, the Company has not had and does not expect to have a material exposure to foreign exchange risks.

Liquidity and Capital Resources

Combined cash and investment balances on December 31, 2000 of $2,340,000 is a $150,000 increase from the previous year. The major elements constituting this improvement are as follows:

1.   Operating Activities
     --------------------

     Net Income                                     $ 602,000
     Depreciation and Amortization                     70,000
     Decrease in Inventories                          395,000
     Decrease in Accounts Receivable                  651,000
     Increase in Precious Metals                     (274,000)
     Increase in Deposits                            (120,000)
     Decrease in Accounts Payable                     (96,000)
     Decrease in Income Tax Payable                  (121,000)
     Increase in Deferred Income Tax Asset           (563,000)
     Other                                            (23,000)  $ 521,000
                                                      -------

2.   Investing Activities
     --------------------

     Purchase of Property and Equipment                          (408,000)

3.   Financing Activities
     --------------------

     Repayment of Debt                               (178,000)
     Proceeds from Notes Payable                      197,000
     Exercise of Incentive Stock Options               62,000      81,000

4.   Exchange Rate Effect                                         (44,000)
     --------------------                                          ------

          Total:                                                $ 150,000

Working Capital

As of December 31, 2000, the Company has significant commitments for capital expenditures. These commitments will be funded by an approved line of credit/leasing arrangement; see Bank Arrangements below. Otherwise, projected cash flow and funds on hand are considered adequate for the Company's liquidity requirements.

A summary of working capital and order backlog over the Company's 2000 fiscal year by quarterly period is as follows:

                          3/31/00     6/30/00     9/30/00    12/31/00
                       ----------------------------------------------

Current Assets         $8,742,000  $8,965,000  $9,307,000  $8,368,000
Current Liabilities     1,361,000   1,421,000   1,337,000   1,094,000
                       ----------------------------------------------
Working Capital        $7,381,000  $7,544,000  $7,970,000  $7,274,000

Order Backlog          $4,419,000  $3,710,000  $3,020,000  $7,079,000


Bank Arrangements

Pursuant to the Bank of America loan agreement extension of April 1, 1998, the Company paid $174,497 of principal in 2000. According to the provisions of the agreement, the Company was in compliance with all terms, conditions and operating ratios. One note constitutes the debt to Bank of America and continues to be payable in monthly installments of $12,000. This note will be fully repaid in June 2002. The interest rate applicable to this note is the Bank's prime rate plus .5%.

In 2000, the Company renewed a $750,000 revolving line of credit agreement with Bank of America, which is available through June 30, 2001, with interest at the Euro dollar daily floating rate, plus 2.95%. The Company did not utilize any of this line in 2000.

In September 2000, the Company entered into a lease financing agreement with Banc of America Leasing and Capital LLC to finance up to $1,000,000 of capital equipment requirements between September 2000 and July 1, 2001 and to convert the total amount committed to a five (5) year lease as of July 1, 2001. The applicable interest rate is LIBOR, plus 2.70%. At December 31, 2000, $197,000 was borrowed against this facility.

Revenue
  Total Revenue for 2000 and 1999 was distributed as follows:

                                                  2000              %           1999              %
                                                  -----------------------------------------------------
Commercial Sales
     Foreign                                      $2,107,000        22.9        $1,527,000        21.8
     North America                                 6,877,000        74.6         5,324,000        75.9
Government Sales Direct                               74,000          .8            52,000          .7
Interest and Other Income                            158,000         1.7           114,000         1.6
                                                  -----------------------------------------------------
     Total Revenue:                               $9,216,000       100.0        $7,017,000       100.0

Cost and Expenses
     An analysis of costs and expenses as a percentage of revenue is shown below:

                                             2000                  1999
                                             --------------------------

Revenue                                      100.0%            100.0%
Cost and Expenses
     Cost of Sales                            57.7              56.2
     Selling, General and Admin               16.3              18.9
     Product Development                       2.3               2.0
     Interest                                   .3                .8
     Net Loss on Contract Termination         10.4               -
                                             --------------------------
     Total Cost and Expenses:                 87.0              77.9
                                             --------------------------
Income Before Tax                             13.0              22.1
Income Tax                                    (6.5)             (6.9)
                                             --------------------------
     Net Income                                6.5%             15.2%

Selected Financial Data
For the Years Ended December 31,

                                                  2000             1999             1998            1997            1996
                                                  ------------------------------------------------------------------------
Revenue                                           $9,216,000       $7,017,000       $9,413,000      $8,653,000      $5,804,000
Net Income                                        $  602,000*      $1,067,000       $1,199,000      $1,331,000      $  682,000
Weighted Avg #
 Shares Outstanding                                2,069,000        1,944,000        1,970,000       1,971,000       1,949,000
Income  Per
 Share (Diluted)                                  $    .29**       $      .55       $      .61      $      .68      $      .35
Working Capital                                   $7,274,000       $7,153,000       $6,308,000      $5,263,000      $4,095,000
Total Assets                                      $9,248,000       $8,752,000       $8,014,000      $7,189,000      $6,201,000
Long Term
 Liabilities                                      $  247,000       $  210,000       $  388,000      $  637,000      $  876,000
Stockholders'
 Equity                                           $7,907,000       $7,287,000       $6,212,000      $4,955,000      $3,588,000

* - After a net provision of $958,000 from a contract termination.
** - After a net provision of $.46 per share from a contract termination.

                             CORPORATE INFORMATION



Corporate Headquarters:  5263 Port Royal Road, Springfield, Virginia 22151
                         Tel: 703-321-8301  e-mail:  isomet@isomet.com
                         Fax: 703-321-8546  Web Site: http://www.isomet.com

Officers:                Henry Zenzie - President
                         Robert G. Bonner - Vice President, Components Mfg
                         Frank V. Hamby - Vice President, Systems Mfg
                         Delmar R. Rader - Vice President, Product Engineering
                         Jerry W. Rayburn - Executive Vice President, Finance,
                           Treasurer and Secretary
                         Everett E. Taylor - Vice President, Sales and Marketing
                         Henry H. Zenzie - Vice President

Directors:               Leon Bademian - Director Technology and Dev, Isomet
                         Lee R. Marks - Member, Greenberg Traurig, Tysons
                           Corner, VA
                         Thomas P. Meloy - Benedum Professor, West VA University
                         Jerry W. Rayburn - Exec Vice President, Finance, Isomet
                         Henry Zenzie - President, Isomet, Private Investor,
                           Henry Zenzie and Co., Princeton, New Jersey

Transfer Agent:          ChaseMellon Shareholder Services
                         One Mellon Bank Center, 500 Grant Street, Room 2122
                         Pittsburgh, PA  15258

General Counsel:         Greenberg Traurig
                         1750 Tysons Boulevard, 12th Floor
                         Tysons Corner, VA  22102


Auditors:                Aronson, Fetridge & Weigle
                         700 King Farm Boulevard, Rockville, MD  20850


Market Information:      The Company's common stock trades on the Nasdaq
                         Smallcap Market (SM) tier of the Nasdaq Stock Market
                         (SM) under the symbol IOMT.

                         Closing Prices            High              Low
                         -----------------------------------------------

                         1998                      5.88             2.38
                         1999                      4.31             1.63
                         2000                     23.50             3.25

10K Report:              A copy of Isomet's annual report on form 10-KSB for the
                         fiscal year ended December 31, 2000, including financial statements and schedules, as filed with the Securities Exchange Commission, will be provided without charge to those stockholders who request one.

Write:                   Executive Vice President, Finance
                         Isomet Corporation, 5263 Port Royal Road
                         Springfield, Virginia 22151

Operating Subsidiary:    Isomet UK, Ltd., 18 John Baker Close, Llantarnam
                         Industrial Park, Cwmbran Gwent NP44 3AX United Kingdom
                         Directors: Michael W. Hillier and Sandra Edwards
                         Tel: (44) 16338-72721         Fax: (44) 16338-74678

                        Representatives and Distributors

Components:              Agentek, Atideim Scientific Park, Building No. 5,
                         P.O.B. 58008, Tel-Aviv 61580 Israel
                         Tel: (972) 3-6493111          Fax: (972) 3-6481257

                         Indeco, Inc., 11-14 Kasuga, 1-Chome Bunkyo-Ku, Tokyo 112 Japan
                         Tel: (03) 3818-4011           Fax: (03) 3818-4015

                         BFI Optilas B.V., P.O. Box 222, 2400 AE Alphen A/D, Rijn Huygensweg, Holland
                         Tel: (31) ###-##-####         Fax: (31) 1724-43414

                         BFI Optilas GmbH, Boschstrasse 12, D82178, Pucheim Munich, Germany
                         Tel: (49) 8989-01350          Fax: (49) 89800-2561

                         BFI Optilas SA,Isabel Cobrand, 28050 Madrid,
                         Spain
                         Tel: (34) 91-358-8611         Fax: (34) 135-89271

                         BFI Optilas, Ltd., Mill Square, Wolverton Mill South, Milton Keynes MK12 5ZY, Buckinghamshire, England
                         Tel: (44) 1908-326326         Fax: (44) 1908-221110

                         BFI Optilas SA, 4 Allee Du Cantal, ZI LaPetite Montagne, Sud LISSES CE1834, 91018 Evey Cedex, France
                         Tel: (33) 1-6079-5900         Fax: (33) 1-6079-8901

                         BFI Optilas, Cipalstraat 3, 2440 Geel, Charleroi,
                         Belgium
                         Tel: (32) 14-570-670          Fax: (32) 714-88444

                         BFI Optilas,Hedelykke, Hovedgaden 451K, DK2640 Hedehusene, Denmark
                         Tel: (45) 46589999            Fax: (45) 46559998

                         Crisel Instruments SRL, Clivo di Cinna, 196-00136 Rome, Italy
                         Tel: (396) 354-02933          Fax: (396) 354-02879